EXHIBIT 15.6

FORM OF LETTER
REAL GOODS SOLAR, INC.

Subscription Rights to Purchase Shares of Series 1 Preferred Stock

Offered Pursuant to Subscription Rights Distributed to Shareholders of

Real Goods Solar, Inc.

_____, 2019

To Our Clients:

Enclosed for your consideration are an offering circular, dated September [__], 2019 and the “Instructions as to Use of Real Goods Solar, Inc. Subscription Rights Certificates” relating to the rights offering by Real Goods Solar, Inc., a Colorado corporation (“Real Goods Solar”), of non-transferable subscription rights distributed to (i) all holders of record of shares of Real Goods Solar Class A common stock, par value $0.0001 per share (“Class A common stock”), at 5:00 p.m., Eastern time, on [__ __] , 2019 (the “record date”) and (ii) holders of Real Goods Solar warrants exercisable for Class A common stock that holders could purchase as of 5:00pm, Eastern time, on the record date by exercising holders’ warrants (assuming full exercise, and without any beneficial ownership limitation). In the rights offering, Real Goods Solar is offering an aggregate of up to 2,000,000 shares of Series 1 Preferred Stock, par value $0.0001 per share (“Series 1 Preferred Stock”). The rights and Series 1 Preferred Stock are described in the offering circular.

The subscription rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on [__ __], 2019, unless extended (the “Expiration Time”).

The basic subscription privilege gives rights holders the opportunity to purchase shares of Series 1 Preferred Stock at a subscription price of $10 per share, subject to proration and, if applicable, the 10% Restriction described elsewhere herein. Real Goods Solar has granted to each shareholder of record as of the record date, 10 subscription rights for every one share of Real Goods Solar Class A common stock owned by such shareholder at that time. Real Goods Solar has granted to each holder of Real Goods Solar warrants, 10 subscription rights for every one share of Real Goods Solar Class A common stock that holders of warrants could purchase on the record date by exercising such holders’ warrants. For example, if you owned 1,000 shares of Real Goods Solar Class A common stock or warrants exercisable for 1,000 shares of Real Goods Solar Class A common stock as of 5:00 p.m., Eastern time, on the record date, you would receive 10,000 subscription rights and would have the right to purchase 10,000 shares of Series 1 Preferred Stock for $10 per share with your basic subscription privilege plus an unlimited over-subscription privilege, in each case subject to proration and, if applicable, the 10% Restriction described elsewhere herein. You may exercise the basic subscription privilege of any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise your basic subscription privilege in full, you will not be entitled to purchase any shares of Series 1 Preferred Stock under your over-subscription privilege.

The over-subscription privilege provides each rights holder that fully exercises all of such holder’s basic subscription privilege the opportunity to purchase the shares of Series 1 Preferred Stock that are not purchased by other rights holders subject to proration and, if applicable, the 10% Restriction described elsewhere herein. If you fully exercise your basic subscription privilege, the over-subscription privilege entitles you to subscribe for additional shares of Series 1 Preferred Stock unclaimed by other holders of subscription rights in the rights offering at the same subscription price per share.

If an insufficient number of shares of Series 1 Preferred Stock is available to fully satisfy all basic subscription privilege requests, Real Goods Solar will allocate the available shares of Series 1 Preferred Stock, as applicable, pro ratably among those rights holders exercising their basic subscription privilege (so that the aggregate number of shares of Real Goods Solar Series 1 Preferred Stock sold in the rights offering does not exceed the aggregate number offered). If an insufficient number of shares of Series 1 Preferred Stock is available to fully satisfy all over-subscription privilege requests, Real Goods Solar will allocate the available shares of Real Goods Solar Series 1 Preferred Stock authorized under the rights offering pro ratably among those rights holders exercising their over-subscription privilege. The subscription agent will notify subscription rights holders of the number of shares of Series 1 Preferred Stock, if any, allocated to each holder exercising the over-subscription privilege as promptly as may be practicable after the allocations are completed.

Generally, any sale of Series 1 Preferred Stock in this rights offering made to any subscribing rights holder who is not an “accredited investor” (as defined in Rule 501 under the Securities Act) may not exceed the number of shares of Series 1 Preferred Stock for which the aggregate purchase price to be paid exceeds (i) in the case of a natural person, 10% of the greater of such rights holder’s annual income or net worth (in each case, as determined pursuant to Rule 501 under the Securities Act), or (ii) in the case of a non-natural person, 10% of the greater of such rights holder’s revenue or net assets for the most recently completed fiscal year-end (the “10% Restriction”).

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the subscription period. Because Real Goods Solar will not know the total number of unsubscribed shares of Series 1 Preferred Stock prior to the expiration of the rights offering, if you wish to maximize the number of shares of Series 1 Preferred Stock you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of Series 1 Preferred Stock available to you, assuming that no rights holder other than you has purchased any shares of Series 1 Preferred Stock pursuant to its basic subscription privilege and over-subscription privilege.

There may not be sufficient shares of Series 1 Preferred Stock available to purchase the number of shares of Series 1 Preferred Stock issuable upon the exercise of your basic subscription privilege or your over-subscription privilege. Real Goods Solar will only honor over-subscription privileges to the extent sufficient unsubscribed shares of Series 1 Preferred Stock are available following the exercise of subscription rights under the basic subscription privilege. Real Goods Solar will not issue more than 2,000,000 shares of Series 1 Preferred Stock.

To the extent the aggregate subscription available to you pursuant to the subscription privileges is less than the amount you actually paid in connection with the exercise of the subscription privileges, you will be allocated only the number of unsubscribed shares of Series 1 Preferred Stock available to you promptly after the expiration of the rights offering.

To the extent the amount you actually paid in connection with the exercise of the subscription privileges is less than the aggregate subscription price of the maximum number of shares of Series 1 Preferred Stock available to you, you will be allocated the number of shares of Series 1 Preferred Stock for which you actually paid in connection with the privilege.

Each rights holder will be required to submit payment in full for all the shares of Series 1 Preferred Stock it wishes to buy. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Real Goods Solar will not be required to issue shares of Series 1 Preferred Stock to you if the subscription agent does not receive your payment prior to the Expiration Time, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. Real Goods Solar may extend the rights offering by giving oral or written notice to the subscription agent on or before the expiration date. If Real Goods Solar elects to extend the rights offering, it will issue a press release announcing such extension no later than 9:00 a.m., Eastern time, on the next business day after the most recently announced Expiration Time.

The rights will be evidenced by non-transferable rights certificates, which will cease to have value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF REAL GOODS SOLAR CLASS A COMMON STOCK AND/OR REAL GOODS SOLAR WARRANTS CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Series 1 Preferred Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed offering circular. However, we urge you to read the document carefully before instructing us to exercise your subscription rights.

If you wish to have us, on your behalf, exercise the subscription rights for any shares of Series 1 Preferred Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the rights offering. The rights offering will expire at the Expiration Time. Once you have exercised the basic subscription privilege or the over-subscription privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from Mackenzie Partners, the information agent for the rights offering. Any questions or requests for assistance concerning the rights offering should be directed to Mackenzie Partners via telephone at (800) 322-2885 (toll-free in North America) or +1(212) 929-5500 or by email at rightsoffer@mackenziepartners.com.

REAL GOODS SOLAR, INC.

NOMINEE HOLDER CERTIFICATION

The undersigned, a broker, bank or other nominee holder of subscription rights to purchase shares of Series 1 Preferred Stock in Real Goods Solar, Inc. (“Real Goods Solar”) pursuant to the rights offering described and provided for in the Real Goods Solar offering circular dated September [__], 2019, hereby certifies to Real Goods Solar, Continental Stock Transfer and Trust Company, as subscription agent for the rights offering, and to Mackenzie Partners, as information agent for the rights offering, that (1) the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the number of subscription rights specified below pursuant to the basic subscription privilege (as described in the offering circular), and on behalf of beneficial owners of subscription rights who have subscribed for the purchase of additional shares of Series 1 Preferred Stock pursuant to the over-subscription privilege (as described in the offering circular), listing separately below each such exercised basic subscription privilege and the corresponding over-subscription privilege (without identifying any such beneficial owner), and (2) each such beneficial owner’s basic subscription privilege has been exercised in full:

Number of Shares of Class A Common Stock Owned on the Record Date	Rights Exercised Pursuant to Basic Subscription Privilege	Number of Shares of Series 1 Preferred Stock Subscribed For Pursuant to Over-Subscription Privilege

Provide the following information if applicable:

Depository Trust Company (“DTC”)

Participant Number

[PARTICIPANT]

By:
Name:
Title:

DTC Basic Subscription Confirmation Number(s)